SCHEDULE A
to the Investment Advisory Agreement

(as amended on September 19, 2013 and effective as to the Orinda SkyView Multi-Manager Hedged Equity Fund and Orinda SkyView Macro Opportunities Fund as of January 1, 2014)

Series or Fund of Advisors Series Trust	Annual Fee Rate
Orinda SkyView Multi-Manager Hedged Equity Fund	1.96% of the first $1 billion of the Fund’s average daily net assets; 1.91% thereafter.
Orinda SkyView Macro Opportunities Fund	1.96% of the Fund’s average daily net assets
Orinda Income Opportunities Fund	1.00% of the Fund’s average daily net assets

ADVISORS SERIES TRUST on behalf of the Funds listed on Schedule A By: /s/ Douglas G. Hess Name: Douglas G. Hess Title: President	ORINDA ASSET MANAGEMENT, LLC By: /s/ Craig M. Kirkpatrick Name: Craig M. Kirkpatrick Title: President